EXHIBIT 3
                                    ---------


[GRAPHICS OMITTED]


EARNINGS RELEASE


                ELBIT SYSTEMS REPORTS THIRD QUARTER 2003 RESULTS
                ------------------------------------------------

Backlog of Orders Reaches $1.7 billion; Revenues at $214 Million;

HAIFA,  ISRAEL,  NOVEMBER 11, 2003 - ELBIT SYSTEMS LTD. (THE "COMPANY") (NASDAQ:
ESLT), the international defense company, today reported its consolidated results for the quarter ended September 30, 2003.

CONSOLIDATED REVENUES FOR THE THIRD QUARTER OF 2003 reached $214.3 million as compared to $210.2 million in the corresponding quarter in 2002.

CONSOLIDATED REVENUES FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 increased 7.8% to $635.2 million from $589.1 million in the same period in 2002.

CONSOLIDATED NET INCOME FOR THE THIRD QUARTER OF 2003 was $12 million (5.6% of revenues) as compared with $15.5 million (7.4% of revenues) in the same period in 2002.

DILUTED EARNINGS PER SHARE (EPS) FOR THE THIRD QUARTER OF 2003 was $0.30 as compared with $0.39 for the third quarter of 2002.

CONSOLIDATED NET INCOME FOR THE FIRST NINE MONTHS OF 2003 was $33.5 million (5.3% of revenues), compared with $32 million (5.4% of revenues) for the same period in 2002.

DILUTED EPS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 was $0.83 compared with $0.80 for the corresponding period of 2002.

The Company's financial results were affected by the changes in its share price during the first nine months of 2003 and during the third quarter of 2003. The non-cash effect related to the employees "phantom" option plan on the Company's results (net of taxes) resulted in a $2.7 million expense in the first nine months of 2003 and $2.4 million income in the third quarter of 2003.

CONSOLIDATED NET INCOME FOR THE THIRD QUARTER OF 2003, EXCLUDING THE PHANTOM OPTION PLAN EFFECT was $9.6 million or $0.24 per share.

EXCLUDING THE PHANTOM OPTION PLAN EFFECT, CONSOLIDATED NET INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 was $36.2 million (5.7% of revenues), or $0.90 per share.

In 2002, the Company's financial results for nine-month period ending September 30, were affected by a one time charge related to an agreement with the Office of the Chief Scientist ("OCS") amounting to $9.8 million (before tax) and tax credit amounting to $2.8 million. Excluding the Israeli OCS one-time charge the tax adjustment and the phantom option plan effect, net income for the nine-month period ended September 30, 2002 was $36.3 million (6.2% of revenues), and the EPS was $0.91.

GROSS PROFIT FOR THE THIRD QUARTER OF 2003 was $56.2 million (26.2% of revenues), as compared with gross profit of $59.4 million (28.3% of revenues) in the third quarter of 2002.

EXCLUDING THE COMPANY'S PHANTOM OPTION PLAN EFFECT, GROSS PROFIT IN THE QUARTER ENDED SEPTEMBER 30, 2003, was $54.5 million, or 25.4% of revenues.

EXCLUDING THE PHANTOM OPTION PLAN EFFECT, GROSS PROFIT IN THE QUARTER ENDED SEPTEMBER 30, 2002 was $59.2 million, or 28.2% of revenues.

Gross profit for the first nine months of 2003 was $170.3 million (26.8% of revenues) as compared with $154.9 million (26.3% of revenues) in the same period of 2002.

EXCLUDING THE COMPANY'S PHANTOM OPTION PLAN EFFECT GROSS PROFIT FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 was $172.2 million, or 27.1% of revenues.

EXCLUDING THE NON-RECURRING CHARGE UNDER THE OCS AGREEMENT, THE PHANTOM OPTION PLAN EFFECT, GROSS PROFIT FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2002 was $164.2 million, or 27.9% of revenues.

THE COMPANY'S BACKLOG OF ORDERS AS OF SEPTEMBER 30, 2003 crossed for the first time the $1.7 billion mark, reaching $1,702 million, as compared with $1,689 million at the end of 2002. Approximately 58% of the Company's backlog as of September 30, 2003, is scheduled to be performed in the last quarter of 2003 and during 2004. The growth of the Company's backlog is still being affected by the continued postponement in placing orders by the Israeli Ministry of Defense.

The President and CEO of Elbit Systems, Joseph Ackerman, commented: "While our revenues for the first three quarters of this year are 7.8% ahead of last year, and we reached a record level of backlog, we did not meet all of our goals for the third quarter. This was due in part, to delays in receipt of orders we expected to sell in the period, and we hope that the uncertainties existing with regards to the Israel Defense Ministry budget will be resolved. In parallel, we are implementing steps to further reduce costs and improve our efficiency and bottom line."

The Board of Directors declared a dividend of $0.10 per share for the third quarter of 2003. The dividend will be paid on December 15, 2003, net of taxes and levies, at the rate of 19%. The record date of the dividend is December 2, 2003.

CONFERENCE CALL

Elbit Systems will host a conference call today, TUESDAY, NOVEMBER 11, 2003 at 10:30 AM ET. To take part in the conference call, please dial 1-877-332-1104 (U.S. and Canada) or 1-866-500-4953 (U.S.) or +972-3-925-5910 (International) a
few minutes before the 10:30 AM ET START TIME. For your convenience, AN INSTANT REPLAY WILL BE AVAILABLE STARTING at 12:30 PM ET the same day until Thursday, November 13, 2003 at 5:00 PM ET. The replay telephone number is 1-866-500-4953 (U.S. and Canada) or +972-3-925-5945 (International).

This call will also be broadcasted live on: www.elbit.co.il and an online replay will be available for 30 days.

ABOUT ELBIT SYSTEMS LTD.
ELBIT SYSTEMS LTD. IS AN INTERNATIONAL DEFENSE ELECTRONICS COMPANY ENGAGED IN A WIDE RANGE OF DEFENSE-RELATED PROGRAMS THROUGHOUT THE WORLD, IN THE AREAS OF AEROSPACE, GROUND AND NAVAL SYSTEMS, COMMAND, CONTROL, COMMUNICATIONS, COMPUTERS AND INTELLIGENCE (C4I) AND ADVANCED ELECTRO-OPTIC TECHNOLOGIES. THE COMPANY FOCUSES ON THE UPGRADING OF EXISTING MILITARY PLATFORMS AND DEVELOPING NEW TECHNOLOGIES FOR DEFENSE APPLICATIONS. FOR FURTHER INFORMATION, PLEASE VISIT THE COMPANY WEB SITE AT .

CONTACT

Ilan Pacholder, Vice President                          Marilena LaRosa
  & Corporate Secretary
Elbit Systems Ltd                                       Investor Relations
Tel: 972-4 831-6632                                     The Anne McBride Company
Fax: 972-4 831-6659                                     1212-983-1702 ext. 208
pacholder@elbit.co.il                                   mlarosa@annemcbride.com





         STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

                                        (FINANCIAL TABLES FOLLOW)

                                             ELBIT SYSTEMS LTD.
                                         CONSOLIDATED BALANCE SHEETS
                                         ---------------------------
                                         (In thousand of US Dollars)


                                                                          September 30         December 31
                                                                              2003                2002
                                                                        ----------------    ---------------
                                                                         Unaudited             Audited

ASSETS
------

Current Assets:
Cash and short term deposits                                                  47,456              77,930
Trade receivable and others                                                  252,710             262,100
Inventories, net of advances                                                 280,542             220,399
                                                                        ----------------    ---------------
Total current assets                                                         580,708             560,429

Affiliated Companies & other Investments                                      35,357              33,051
Long-term receivables & others                                                 9,913              31,186
Fixed Assets, net                                                            219,882             202,961
Other Assets, net                                                            102,084             105,769
                                                                        ----------------    ---------------
                                                                             947,944             933,396
                                                                        ================    ================

LIABILITIES AND SHAREHOLDER'S EQUITY
------------------------------------

Current liabilities                                                          395,306             362,835
Long-term liabilities                                                        106,207             154,483
Minority Interest                                                              4,296               4,717
Shareholder's equity                                                         442,135             411,361
                                                                        ----------------    ---------------
                                                                             947,944             933,396
                                                                        ================    ================


                               ELBIT SYSTEMS LTD.
                        CONSOLIDATED STATEMENTS OF INCOME
            ---------------------------------------------------------
            (In thousand of US Dollars, except for per share amounts)


                                                                                                      For the Year
                                                   Nine Months Ended          Three Months Ended          Ended
                                                      September 30               September 30          December 31
                                                   2003          2002         2003          2002          2002
                                                 ----------    -----------    ---------   ----------     ----------
                                                       Unaudited                   Unaudited             Audited

Revenues                                          635,223        589,143      214,275      210,155       827,456
Cost of revenues                                  464,882        434,216      158,078      150,738       605,313
                                                 ----------    -----------    ---------   ----------     ----------
  Gross Profit                                    170,341        154,927       56,197       59,417       222,143

Research and development, net                      43,006         39,710       14,518       14,785        57,010
Marketing and selling                              50,696         47,289       15,573       17,346        65,691
General and administrative                         33,924         30,741       11,035       10,760        41,651
                                                 ----------    -----------    ---------   ----------     ----------
Total operating expenses                          127,626        117,740       41,126       42,891       164,352
                                                 ----------    -----------    ---------   ----------     ----------

Operating income                                   42,715         37,187       15,071       16,526        57,791

Financial expenses, net                            (3,467)          (690)        (161)        (595)       (3,035)
Other income (expenses), net                          332           (524)         241         (115)         (462)
                                                 ----------    -----------    ---------   ----------     ----------
  Income before income taxes                       39,580         35,973       15,151       15,816        54,294
Provisions for income taxes                        10,502          6,810        3,900        1,565         9,348
                                                 ----------    -----------    ---------   ----------     ----------
                                                   29,078         29,163       11,251       14,251        44,946

Company's share of partnerships and
affiliated Companies income (loss), net             3,938          2,554          989        1,114           675

Minority rights                                       456            269         (234)         139          (508)
                                                 ----------    -----------    ---------   ----------     ----------
  Net income                                       33,472         31,986       12,006       15,504        45,113
                                                 ==========    ===========    =========   ==========     ==========

Basic Earnings per share                             0.86           0.83         0.31         0.40          1.17
                                                 ==========    ===========    =========   ==========     ==========

Diluted net earnings per share                       0.83           0.80         0.30         0.39          1.13
                                                 ==========    ===========    =========   ==========     ==========

===================================================================================================================

Net earnings excluding phantom plan effect
in 2003 and 2002, non-recurring OCS charge
and tax adjustment in 2002                         36,182        36,339        9,579       12,496        50,153
                                                 ==========    ===========    =========   ==========     ==========

Diluted earnings per share excluding phantom
plan effect in 2003 and 2002,  non-recurring
OCS charge and tax adjustment in 2002                0.90          0.91         0.24         0.31          1.26
                                                 ==========    ===========    =========   ==========     ==========